July 24, 2013

The Special Committee of the Board of Directors
of
Shengtai Pharmaceutical Inc.
Changda Road East
Development District
Changle County, Shandong
China, 262400

Dear Sirs:

Reference is made to the preliminary non-binding proposal (the "Proposal") that I, Qingtai Liu, submitted to the board of directors of Shengtai Pharmaceutical, Inc. (the "Company") on April 17, 2012 stating my intention to acquire all of the outstanding shares of the Company's common stock that are not currently owned by me or my affiliates in a going-private transaction for cash consideration of US$1.65 per share.

Although I did my best, I was not able to get adequate funds to take the Company private. As such, I have decided to withdraw the Proposal. I will promptly file an amendment to Schedule 13D with respect to this withdrawal.

I would like to personally express my sincere thanks the members of the special committee for your hard work in evaluating the Proposal.

Should you have any questions regarding these matters, please do not hesitate to contact me.

Sincerely,
Qingtai Liu